Registration No. 333-36865

Registration No. 811-03989

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES
ACT OF 1933	/ /

Pre-Effective Amendment No.	/ /

Post-Effective Amendment No. 31	/ X /
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940	/ /

Amendment No. 78	/ X /

(Check appropriate box or boxes.)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT
(Exact Name of Registrant)
THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
(Name of Depositor)
720 East Wisconsin Avenue, Milwaukee, Wisconsin	53202
(Address of Depositor’s Principal Executive Offices)	(Zip Code)

Depositor’s Telephone Number, including Area Code 414-271-1444

Raymond J. Manista, Senior Vice President, General Counsel and Secretary The Northwestern Mutual Life Insurance Company 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)

Copy to:

Chad E. Fickett, Assistant General Counsel and Assistant Secretary

The Northwestern Mutual Life Insurance Company

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

414-665-1209

Approximate Date of Proposed Public Offering                                  Continuous

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 31 to the Registration Statement on Form N-6 (File No. 333-36865) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibit (q) to such Registration Statement, which was inadvertently omitted in Post-Effective Amendment No. 30 to the Registration Statement filed on April 28, 2017. Accordingly, this Post-Effective Amendment No. 31 consists only of a facing page, this explanatory note, Part C of the Registration Statement on Form N-6, and Exhibit (q) to Item 26 of Part C. This Post-Effective Amendment No. 31 does not change the form of the Prospectuses and Statement of Additional Information relating to Post-Effective Amendment No. 30 filed electronically on April 28, 2017 with the Securities and Exchange Commission (the “SEC”), which are hereby incorporated by reference herein.

PART C

OTHER INFORMATION

Item 26.  Exhibits

Exhibit	Description	Filed Herewith/Incorporated Herein By Reference To
(a)(1)	Resolution of the Board of Trustees of The Northwestern Mutual Life Insurance Company amending Northwestern Mutual Variable Life Account Operating Authority	Exhibit (a)(1) to Form N-6 Post-Effective Amendment No. 30 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed February 21, 2006
(a)(2)	Resolution of Board of Trustees of The Northwestern Mutual Life Insurance Company establishing the Account	Exhibit A(1) to Form S-6 Registration Statement for Northwestern Mutual Variable Life Account, File No. 333-36865, filed October 1, 1997
(b)	Not Applicable
(c)	Distribution Agreement Between The Northwestern Life Insurance Company and Northwestern Mutual Investment Services, LLC, dated May 1, 2006	Exhibit (c) to Form N-6 Registration Statement for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed July 28, 2006

(d)(1)	Flexible Premium Variable Life Insurance Policy, RR.VEL. (0398), including Policy amendments Form of Notice of short-term cancellation right	Exhibits A(5)(a), A(5)(b), and A(5)(c) to Form S-6 Post-Effective Amendment No. 6 for Northwestern Mutual Variable Life Account, File No. 333-36865, filed May 31, 2001
(d)(2)	Variable Life Insurance Policy, RR.VEL, Flexible Premium, including Amendment to Flexible Premium Variable Life (sex-neutral)	Exhibit A(5)(a) to Form S-6 Registration Statement for Northwestern Mutual Variable Life Account, File No. 333-36865, filed October 1, 1997
(d)(3)	Variable Life Insurance Policy, RR.VEL, Flexible Premium, including Amendment to Flexible Premium Variable Life (sex-distinct)	Exhibit A(5)(b) to Form S-6 Registration Statement for Northwestern Mutual Variable Life Account, File No. 333-36865, filed October 1, 1997
(e)	Form of Life Insurance Application 90-1 L.I.(0198) WISCONSIN and Application Supplement (1003)	Exhibit (e) to Form N-6 Post-Effective Amendment No. 11 for Northwestern Mutual Variable Life Account, File No. 333-36865, filed April 28, 2005
(f)(1)	Restated Articles of Incorporation of The Northwestern Mutual Life Insurance Company (adopted July 26, 1972)	Exhibit A(6)(a) to Form S-6 Post-Effective Amendment No. 18 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 26, 1996
(f)(2)	Amended By-Laws of The Northwestern Mutual Life Insurance Company dated December 4, 2002	Exhibit (f) to Form N-6 Post-Effective Amendment No. 8 for Northwestern Mutual Variable Life Account, File No. 333-36865, filed February 28, 2003
(g)	Form of Reinsurance Agreement	Exhibit (g) to Form N-6 Post-Effective Amendment No. 8 for Northwestern Mutual Variable Life Account, File No. 333-36865, field February 28, 2003
(h)(a)(1)	Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(a) to Form N-4 Post-Effective Amendment No. 66 for NML Variable Annuity Account B, File No. 2-29240, filed April 28, 2005
(h)(a)(2)	Amendment No. 1 dated August 7, 2000 to the Participation Agreement dated March 16, 1999 Among Russell Insurance Funds, Russell Fund Distributors, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (h)1(a)(2) to Form N-6 Registration Statement for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed July 28, 2006
(h)(a)(3)	Amendment No. 2 dated October 13, 2006 to Participation Agreements dated March 16, 1999 and August 7, 2000, respectively, by and among The Northwestern Mutual Life Insurance Company, Russell Investment Funds, f/k/a “Russell Insurance Funds,” and Russell Fund Distributors, Inc.	Exhibit (h)1(a)(3) to Form N-6 Pre-Effective Amendment No. 1, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed December 13, 2006

(h)(a)(4)	Amendment No. 3 dated August 29, 2007 to Participation Agreements dated March 16, 1999, August 7, 2000, and October 13, 2006, respectively, by and among The Northwestern Mutual Life Insurance Company, Russell Investment Funds, f/k/a “Russell Insurance Funds,” and Russell Fund Distributors, Inc.	Exhibit (h)(a)(4) to Form N-6 Post-Effective Amendment No. 41 for Northwestern Mutual Variable Life Account, File No. 002-89972, filed on April 25, 2013
(h)(b)(1)	Participation Agreement dated May 1, 2003 among Variable Insurance Products Funds, Fidelity Distributors Corporation and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(b) to Form N-4 Post-Effective Amendment No. 66 for NML Variable Annuity Account B, File No. 2-29240, filed April 28, 2005
(h)(b)(2)	Amendment No. 1 dated October 18, 2006 to Participation Agreement dated May 1, 2003, by and among The Northwestern Mutual Life Insurance Company, Fidelity Distributors Corporation, and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, and Variable Insurance Products Fund III	Exhibit (h)1(b)(2) to Form N-6 Pre-Effective Amendment No. 1, for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed December 13, 2006
(h)(b)(3)	Participation Agreement dated April 30, 2007 among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc., and The Northwestern Mutual Life Insurance Company	Exhibit (h)(e) to Form N-6 Post-Effective Amendment No. 39 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 30, 2012
(h)(b)(4)	Participation Agreement dated September 27, 2013 among Credit Suisse Trust, Credit Suisse Asset Management, LLC, Credit Suisse Securities (USA) LLC, and The Northwestern Mutual Life Insurance Company	Exhibit (h)(b)(4) to Form N-6 Post-Effective Amendment No. 10 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on October 1, 2013
(h)(b)(5)	Form of Amendment to Participation Agreement Regarding Rule 498	Exhibit (h)(b)(5) to Form N-6 Post-Effective Amendment No. 10 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on October 1, 2013
(h)(c)(1)	Administrative Service Fee Agreement dated February 28, 1999 between The Northwestern Mutual Life Insurance Company and Frank Russell Company	Exhibit (b)(8)(c) to Form N-4 Post-Effective Amendment No. 66 for NML Variable Annuity Account B, File No. 2-29240, filed April 28, 2005
(h)(c)(2)	Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(2) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed August 8, 2006
(h)(c)(3)	Amendment dated August 1, 2004 to the Service Agreement dated May 1, 2003 between Fidelity Investments Institutional Operations Company, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (b)(8)(c)(3) to Form N-4 Pre-Effective Amendment No. 1 for NML Variable Annuity Account A, File No. 333-133380, filed August 8, 2006
(h)(c)(4)	Form of Administrative Services Agreement	Exhibit (h)(c)(2) to Form N-6 Post-Effective Amendment No. 39 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 30, 2012
(i)	Not Applicable
(j)(a)	Agreement entered into on February 13, 1984 among Northwestern Mutual Variable Life Account, The Northwestern Mutual Life Insurance Company and NML Equity Services, Inc. (n/k/a Northwestern Mutual Investment Services, LLC)	Exhibit A(8) to Form S-6 Registration Statement for Northwestern Mutual Variable Life Account, File No. 333-36865, filed October 1, 1997
(j)(b)	Shareholder Information Agreement dated April 13, 2007 among Russell Investment Management Company on behalf of Russell Investment Funds and The Northwestern Mutual Life Insurance Company	Exhibit (j)(b) to Form N-6 Post-Effective Amendment No. 39 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 30, 2012

(j)(c)	Amendment No. 1 dated October 20, 2008 to Shareholder Information Agreement dated April 13, 2007 among Russell Fund Services Company on behalf of Russell Investment Funds and The Northwestern Mutual Life Insurance Company	Exhibit (j)(c) to Form N-6 Post-Effective Amendment No. 39 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 30, 2012
(j)(d)	Shareholder Information Agreement dated April 13, 2007 among Fidelity Distributors Corporation on behalf of Fidelity® Variable Insurance Products Fund and The Northwestern Mutual Life Insurance Company	Exhibit (j)(d) to Form N-6 Post-Effective Amendment No. 39 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 30, 2012
(j)(e)	Shareholder Information Agreement dated April 16, 2007 among Northwestern Mutual Series Fund, Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (j)(e) to Form N-6 Post-Effective Amendment No. 39 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 30, 2012
(j)(f)	Shareholder Information Agreement dated October 16, 2007 among Neuberger Berman Management Inc. and The Northwestern Mutual Life Insurance Company	Exhibit (j)(f) to Form N-6 Post-Effective Amendment No. 39 for Northwestern Mutual Variable Life Account, File No. 2-89972, filed April 30, 2012
(j)(g)	Shareholder Information Agreement dated September 27, 2013 among Credit Suisse Securities (USA) LLC and The Northwestern Mutual Life Insurance Company	Exhibit (j)(f) to Form N-6 Post-Effective Amendment No. 10 for Northwestern Mutual Variable Life Account II, File No. 333-136124, filed on October 1, 2013
(j)(h)	Power of Attorney	Exhibit (j)(g) to Form N-6 Post-Effective Amendment No. 29, for Northwestern Mutual Variable Life Account, File No. 333-36865, filed on February 17, 2017
(j)(i)	NMIS/NM Annuity Operations Admin Agreement	Exhibit (b)(8)(i) to Form N-4 Post-Effective Amendment No. 19 for NML Variable Annuity Account A, File No. 333-72913, filed April 22, 2008
(k)	Opinion and Consent of Raymond J. Manista, Esq. dated April 28, 2017	Exhibit (k) to Form N-6 Post-Effective Amendment No. 30, for Northwestern Mutual Variable Life Account, File No. 333-36865, filed on April 28, 2017
(l)	Not Applicable
(m)	Not Applicable
(n)	Consent of PricewaterhouseCoopers LLP dated April 27, 2017	Exhibit (n) to Form N-6 Post-Effective Amendment No. 30, for Northwestern Mutual Variable Life Account, File No. 333-36865, filed on April 28, 2017
(o)	Not Applicable
(p)	Not Applicable
(q)	Memorandum Describing Issuance, Transfer and Redemption Procedures	Filed herewith

Item  27. Directors and Officers of the Depositor

The following lists include all of the Trustees, executive officers and other officers of The Northwestern Mutual Life Insurance Company without regard to their activities relating to variable life insurance policies or their authority to act or their status as “officers” as that term is used for certain purposes of the federal securities laws and rules thereunder.

TRUSTEES  –  As of February 1, 2017

Name	Address
John N. Balboni	Senior Vice President & CIO International Paper 6400 Poplar Avenue Memphis, TN 38197

Nicholas E. Brathwaite	Founding Partner Riverwood Capital 70 Willow Road, Suite 100 Menlo Park, CA 94025

David J. Drury	Owner and CEO Poblocki Sign Company LLC 922 South 70th Street Milwaukee, WI 53214

Connie K. Duckworth	President & Chairman of the Board ARZU 77 Stone Gate Lane Lake Forest, IL 60045

James P. Hackett	President & CEO Steelcase, Inc. 901 - 44th Street Grand Rapids, MI 49508

P. Russell Hardin	President Robert W. Woodruff Foundation 191 Peachtree Street NE, Suite 3540 Atlanta, GA 30303

Hans Helmerich	President & CEO Helmerich & Payne, Inc. 1437 S. Boulder Avenue Tulsa, OK 74119-3609

Dale E. Jones	Vice Chairman Heidrick & Struggles 2001 Pennsylvania Avenue, NW Suite 800 Washington, DC 20006

David J. Lubar	President Lubar & Co. 700 N. Water Street Suite 1200 Milwaukee, WI 53202

Anne M. Paradis	CEO MicroTek, Inc. 2070 Westover Road Chicopee, MA 01022

Ulice Payne, Jr.	President & CEO Addison-Clifton, LLC 13555 Bishops Court Suite 245 Brookfield, WI 53005

John E. Schlifske	Chairman & CEO Northwestern Mutual 720 E. Wisconsin Avenue Milwaukee, WI 53202

Mary Ellen Stanek	Managing Director & Chief Investment Officer Baird Advisors Robert W. Baird & Co. President-Baird Funds Inc. 777 E. Wisconsin Avenue 21st Floor Milwaukee, WI 53202

S. Scott Voynich	Managing Partner Robinson, Grimes & Company, PC 5637 Whitesville Road (31904) P. O. Box 4299 (31914) Columbus, GA

Ralph A. Weber	Founding Member Gass, Weber, Mullins, LLC 309 North Water Street Suite 700 Milwaukee, WI 53202

Benjamin F. Wilson	Managing Principal Beveridge & Diamond, P.C. 1350 I Street, NW Suite 700 Washington, DC 20005

EXECUTIVE OFFICERS   –  As of February 1, 2017

John E. Schlifske	Chairman of the Board & Chief Executive Officer
Leslie Barbi	Senior Vice President (Public Investments)
Rebekah B. Barsch	Vice President (Planning and Sales)
Blaise C. Beaulier	Vice President (Enterprise Projects & Support)
Sandra L. Botcher	Vice President (Campus & Event Experiences)
Michael G. Carter	Executive Vice President & Chief Financial Officer
Eric P. Christophersen	Vice President (Strategic Philanthropy & Community Relations)
Sheldon I. Cuffie	Vice President & Chief Information Security Officer
Joann M. Eisenhart	Senior Vice President (Human Resources)
Timothy J. Gerend	Senior Vice President (Distribution Growth & Development)
Kimberley Goode	Vice President (Communications & Corporate Affairs)
Karl G. Gouverneur	Vice President & Chief Technology Officer
John M. Grogan	Senior Vice President (Insurance and Investment Products)
Thomas C. Guay	Vice President (Risk Selection Strategy)
Meg E. Jansky	Vice President – Field Integration
Ronald P. Joelson	Executive Vice President & Chief Investment Officer
Todd Jones	Vice President & Controller
Jeffrey J. Lueken	Senior Vice President (Private Securities)
Stephanie A. Lyons	Vice President – Enterprise Risk Assurance
Raymond J. Manista	Senior Vice President, General Counsel & Secretary
John W. McTigue	Chief Distribution Advisor
Christian W. Mitchell	Vice President (Wealth Management)
Gregory C. Oberland	President
Rebecca L. Porter	Vice President (Corporate Strategy)
Steven M. Radke	Vice President (Government Relations)
David R. Remstad	Senior Vice President & Chief Actuary
Bethany M. Rodenhuis	Senior Vice President (Distribution Strategy and Finance)
Tammy M. Roou	Vice President & Chief Risk Officer
Timothy G. Schaefer	Executive Vice President (Client & Digital Experience)
Calvin R. Schmidt	Senior Vice President (Integrated Customer Operations)
Sarah R. Schneider	Vice President (New Business)
Sarah E. Schott	Vice President (Enterprise Compliance)
David W. Simbro	Senior Vice President (Life & Annuity Product)
Steve P. Sperka	Vice President (Field Rewards)
David G. Stoeffel	Vice President (Wealth Platform & Partners)
Steven J. Stribling	Vice President (Disability Income)

Alexa Von Tobel	Vice President (Client Experience)
Kamilah D. Williams-Kemp	Vice President (Long Term Care)
Conrad C. York	Vice President (Marketing)
Thomas D. Zale	Vice President (Real Estate)
Todd O. Zinkgraf	Vice President (Enterprise Solutions)

OTHER OFFICERS – As of December 1, 2016

Employee	Title

Gregory A. Gurlik	Senior Actuary
James R. Lodermeier	VP-Actuary
Ted A. Matchulat	Director-Product Compliance
Chris G. Trost	VP-Corporate Actuary
Paul W. Skalecki	VP-Actuary

Mark J. Gmach	Regional VP
Laila V. Hick	VP-Agency Development
Jason R. Handal	Regional VP
Arthur J. Mees	Regional VP
Timothy Nelson	Regional VP
Michael E. Pritzl	VP-Managing Director Relations
John C. Roberts	VP-Targeted Office Support

Anne A. Frigo	Director-Insurance Product Compliance
Ricky J. Frank	Director-Systems
Robert J. Johnson	Director-Compliance
Gregory S. Leslie	Director-Variable Product Compliance
Randy M. Pavlick	VP-Managed Investments Compliance
Jeffrey P. Schloemer	Director-Compliance
Rebecca Villegas	Director-Compliance

Kevin J. Abitz	Director-Corporate Reporting
Lisa M. Belli-Fuchs	Director-Reporting & Systems Administration
Barbara E. Courtney	Director-Mutual Fund Accounting
Michelle A. Hinze	Director-Accounting Operations
Todd C. Kuzminski	Director-Investment Accounting
K. David Nunley	VP-Tax
David E. Willert	Director-Federal Tax

Rick T. Zehner	VP-Research & Special Projects

Mark McNulty	Director-Field Distribution Policies & Administration
Daniel A. Riedl	VP-Field Distribution Policies & Administration

David A. Eurich	Director-Field Training
Joanne M. Migliaccio	Director-Contract, License & Registration
Sarah L. N. Koenig	Director-Horizontal Growth
Cindy S. Prater	Director-Practice Management

Arleen J. Llewellyn	Director-FR Engagement & Selection
Paul J. Steffen	VP-Agency Development

Michael R. Fasciotti	Director-Field Real Estate
Richard P. Snyder	Director-Field Compensation

Brenda J. Antkowski	Director-Field Integration
Paula B. Asen	Director-Field Integration

Employee	Title
Kevin J. Konopa	Director-Field Integration

Karen A. Molloy	VP-Treasurer
Deborah A. Schultz	VP-Financial Management

Pency P. Byhardt	Vice President-Annuity Operations
Don P. Gehrke	Director-Retail Investment Operations
Dennis P. Goyette	Director-Annuity Customer Service
Linda A. Schaefer	Director-Document Shared Services
Lori A. Torner	Director-Retail Investment Operations

Karla J. Adams	Director-Investment Risk Management
James A. Brewer	Director-Investment Planning
David A. Escamilla	Director-Investment Information
Donald Forecki	Director-Investment Operations, Asst. Secretary
Lisa A. Cadotte	VP-Investment Risk Management

Thomas K. Anderson	Asst. General Counsel & Asst. Secretary
Mark J. Backe	VP-Insurance & Operations Counsel & Asst. Secretary
Joanne M. Breese-Jaeck	Asst. General Counsel & Asst. Secretary
Christopher W. Brownell	Asst. General Counsel & Asst. Secretary
Michael S. Bula	Asst. General Counsel & Asst. Secretary
Thomas B. Christenson	Asst. General Counsel & Asst. Secretary
Michael J. Conmey	Asst. General Counsel & Asst. Secretary
Mark S. Diestelmeier	Asst. General Counsel & Asst. Secretary
John E. Dunn	VP & Investment Products & Services Counsel & Asst. Secretary
Bradley L. Eull	Asst. General Counsel & Asst. Secretary
Chad E. Fickett	Asst. General Counsel & Asst. Secretary
James C. Frasher	Asst. General Counsel & Asst. Secretary
John D. Gatmaitan	Asst. General Counsel & Asst. Secretary
Sheila M. Gavin	Asst. General Counsel & Asst. Secretary
Chris K. Gawart	VP & Tax Counsel & Asst. Secretary
Katherine T. Hartman	Asst. General Counsel & Asst. Secretary
Matthew D. Heinke	Asst. General Counsel & Asst. Secretary
David B. Kennedy	Asst. General Counsel & Asst. Secretary
Steven J. LaFore	Asst. General Counsel & Asst. Secretary
Lisa A. Leister	Asst. General Counsel & Asst. Secretary
Kim W. Lunn	Asst. General Counsel & Asst. Secretary
Michael J. Mazza	Asst. General Counsel & Asst. Secretary
Andrew J. McLean	Asst. General Counsel & Asst. Secretary
Lesli H. McLinden	Asst. General Counsel & Asst. Secretary
Christopher J. Menting	Assoc. General Counsel-Enterprise Governance & Asst. Secretary
William C. Pickering	Asst. General Counsel & Asst. Secretary
Nora M. Platt	Asst. General Counsel & Asst. Secretary
Zhibin Ren	Asst. General Counsel & Asst. Secretary
Peter K. Richardson	Asst. General Counsel & Asst. Secretary
Rodd Schneider	VP & Litigation and Distribution Counsel & Asst. Secretary
John M. Thompson	Asst. General Counsel & Asst. Secretary
John W. Warren	Asst. General Counsel & Asst. Secretary
Terry R. Young	Asst. General Counsel & Asst. Secretary
Michael W. Zielinski	Asst. General Counsel & Asst. Secretary

Gregory A. Jaeck	Director-Annuity & Income Markets
Jason T. Klawonn	VP-Advanced Markets
William Brian Henning	Director-Competitive Intelligence
Jane Ann Schiltz	Director-LP Planning & Project Support
Steven J. Stribling	VP-Life Product Development

Employee	Title

Thomas R. Anderson	Director-Advanced Planning
Candace M. Damon	Director-Strategic Productivity
Angela M. DiCastri	Director-Retirement Markets
Ruthann M. Driscoll	Director-Advanced Planning
Kenneth P. Elbert	Director-Advanced Planning
Matthew K. Fleming	Director-Planning & Investments Support
Stephen J. Frankl	Director-Planning & Sales
William F. Grady, IV	Director-Advanced Planning
Terence J. Holahan	Director-Planning & Sales Education & Development
Emily J. Holbrook	Director-Young Personal Market
Patrick J. Horning	Director-Advanced Planning
William R. Hughes	Director-Advanced Planning
Martha M. Kendler	Director-Closely Held Business Market
Amy Kiiskila	Director-Advanced Planning
Shawn P. Mauser	Director-Network Office Productivity
John E. Muth	Director-Advanced Planning
Elizabeth Ridley	VP-Market Strategy & Training
Andrew J. Smalley	Director-Sales Promotion & Integration
Michael C. Soyka	Director-Planning & Sales
William H. Taylor	VP-Financial Planning & Sales Support
Janine L. Wagner	Director-Planning & Insurance Support
Stephanie Wilcox	Director-Planning & Sales Admin/Integration
Brian D. Wilson	VP-National Sales

Peter T. Petersen	VP-Client & Digital Experience

Jeffrey B. Williams	VP-NMIS and WMC Chief Compliance Officer

James LeMere	Director-Policyowner Services
Travis T. Piotrowski	VP-Policyowner Services
Sandra K. Scott	Director-Life Benefits
Carol A. Stilwell	Director-Policyowner Services
Gina Tolzman	Director-Policyowner Services

Mark J. McLennon	VP-IPS Business Development

The business addresses for all of the executive officers and other officers is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 28. Persons Controlled By or Under Common Control with the Depositor or Registrant

The subsidiaries of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), as of February 1, 2017 are shown below. In addition to the subsidiaries shown below, the following separate investment accounts (which include the Registrant) may be deemed to be either controlled by, or under common control with, Northwestern Mutual:

1. NML	Variable Annuity Account A
2. NML	Variable Annuity Account B
3. NML	Variable Annuity Account C
4. Northwestern	Mutual Variable Life Account
5. Northwestern	Mutual Variable Life Account II

Northwestern Mutual Series Fund, Inc. (the “Funds”), shown below as a subsidiary of Northwestern Mutual, is an investment company, registered under the Investment Company Act of 1940, offering shares to the separate accounts identified above; and the shares of the Funds held in connection with certain of the accounts are voted by Northwestern Mutual in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity contracts or variable life insurance policies issued in connection with the separate accounts, or in the same proportions as the shares which are so voted.

NORTHWESTERN MUTUAL CORPORATE STRUCTURE(1) (as of February 1, 2017)
Legal Entity Name	Domestic Jurisdiction	Owner %
Operating Subsidiaries
Northwestern Mutual Capital Limited(2)	United Kingdom	100.00
Mason Street Advisors, LLC(2)	Delaware	100.00
Northwestern Long Term Care Insurance Company(2)	Wisconsin	100.00
Northwestern Mutual Investment Management Company, LLC(2)	Delaware	100.00
Northwestern Mutual Investment Services, LLC(2)	Wisconsin	100.00
Northwestern Mutual Wealth Management Company(2)	United States	100.00
LearnVest Inc.(2)	Delaware	100.00
LearnVest Planning Services, LLC(2)	Delaware	100.00

All Other Subsidiaries
1838938 Alberta Ltd.	Canada	100.00
31 Ogden, LLC(2)	Delaware	100.00
3412 Exchange, LLC(2)	Delaware	100.00
777 North Van Buren Apartments, LLC(2)	Delaware	100.00
777 North Van Buren Condominium Association, Inc.(2)	Delaware	100.00
777 North Van Buren Parking, LLC(2)	Delaware	100.00
777 North Van Buren Retail, LLC(2)	Delaware	100.00
AFE Brentwood Park, LLC(2)	Delaware	100.00
Amber, LLC(2)	Delaware	100.00
AMLI at Perimeter Gardens, LLC(2)	Delaware	100.00
Arbor Lake Village Apartments Limited Liability Company(2)	Delaware	100.00
Artisan Garden Apartments, LLC(2)	Delaware	100.00
Baraboo, Inc.(2)	Delaware	100.00
Bayridge, LLC(2)	Delaware	100.00
Bishop Square, LLC(2)	Delaware	100.00
Bradford, Inc.(2)	Delaware	100.00
Bradford II SPE, Inc.(2)	Delaware	100.00
Bradford Master Association Inc.(2)	North Carolina	100.00
Burgundy, LLC(2)	Delaware	100.00
C – Land Fund, LLC(2)	Delaware	100.00
Chateau, LLC(2)	Delaware	100.00
Chelsea Ventures, LLC(2)	Maryland	100.00
Coral, Inc.(2)	Delaware	100.00
Cortona Holdings, LLC(2)	Delaware	100.00
Crosland Denver Highway 16, LLC(2)	North Carolina	100.00
Crosland Greens, LLC(2)	North Carolina	100.00
CWS Lemmon Resources, LP(2)	Delaware	100.00
Dortmund, LLC(2)	Delaware	100.00
Fairfield West Deer Park LLC(2)	Delaware	100.00
FB #2, LLC(2)	Maryland	100.00
GRO, LLC(2)	Delaware	100.00
GRO-SUB, LLC(2)	Delaware	100.00
Hamptons PBG, L.P.(2)	Delaware	100.00
Hazel, Inc.(2)	Delaware	100.00
Higgins, Inc.(2)	Delaware	100.00
Hobby, Inc.(2)	Delaware	100.00
Hollenberg 1, Inc.(2)	Delaware	100.00

NORTHWESTERN MUTUAL CORPORATE STRUCTURE(1) (as of February 1, 2017)
Juleen, LLC(2)	Delaware	100.00
Klode, Inc.(2)	Delaware	100.00
Kristiana International Sales, Inc.(2)	U.S. Virgin Islands	100.00
Logan, Inc.(2)	Delaware	100.00
Maroon, Inc.(2)	Delaware	100.00
Mason & Marshall, Inc.(2)	Delaware	100.00
Millbrook Apartments Associates L.L.C.(2)	Virginia	100.00
Model Portfolios, LLC(2)	Delaware	100.00
Nicolet, Inc.(2)	Delaware	100.00
NM BSA, LLC(2)	Delaware	100.00
NM Cancer Center GP, LLC(2)	Delaware	100.00
NM DFW Lewisville, LLC(2)	Delaware	100.00
NM Gen, LLC(2)	Delaware	100.00
NM GP Holdings, LLC(2)	Delaware	100.00
NM Harrisburg, Inc.(2)	Pennsylvania	100.00
NM Imperial, LLC(2)	Delaware	100.00
NM Investment Holdings, LLC.(2)	Delaware	100.00
NM Lion, LLC(2)	Delaware	100.00
NM Majestic Holdings, LLC(2)	Delaware	100.00
NM Neptune, LLC(2)	Delaware	100.00
NM Pebble Valley LLC(2)	Delaware	100.00
NM Planning, LLC(2)	Delaware	100.00
NM RE Funds, LLC(2)	Delaware	100.00
NM Regal, LLC(2)	Delaware	100.00
NM Twin Creeks GP, LLC(2)	Delaware	100.00
NM-Hemlock, LLC(2)	Delaware	100.00
NM-Pulse, LLC(2)	Delaware	100.00
NM-Skye, LLC(2)	Delaware	100.00
NML Clubs Associated, Inc.(2)	Wisconsin	100.00
NML Development Corporation(2)	Delaware	100.00
NML Real Estate Holdings, LLC(2)	Wisconsin	100.00
NML Securities Holdings, LLC(2)	Wisconsin	100.00
NMRM Holdings, LLC(2)	Delaware	100.00
North Van Buren, Inc.(2)	Delaware	100.00
Northwestern Ellis Company(2)	Nova Scotia	100.00
Northwestern Mutual Capital GP, LLC(2)	Delaware	100.00
Northwestern Mutual Capital GP II, LLC(2)	Delaware	100.00
Northwestern Mutual Capital GP III, LLC(2)	Delaware	100.00
Northwestern Mutual Capital GP IV, LLC(2)	Delaware	100.00
Northwestern Mutual Capital Mezzanine Fund II, LP(2)	Delaware	100.00
Northwestern Mutual Capital Mezzanine Fund III, LP(2)	Delaware	100.00
Northwestern Mutual Capital Mezzanine Fund IV, LP(2)	Delaware	100.00
Northwestern Mutual Capital Strategic Equity Fund II, LP(2)	Delaware	100.00
Northwestern Mutual Capital Strategic Equity Fund III, LP(2)	Delaware	100.00
Northwestern Mutual Capital Strategic Equity Fund IV, LP(2)	Delaware	100.00
Northwestern Mutual MU TLD Registry, LLC(2)	Delaware	100.00
Northwestern Mutual Registry, LLC(2)	Delaware	100.00
Northwestern Mutual Series Fund, Inc.(3)	Maryland	100.00
NorthWoods Phase I, LLC	Delaware	100.00
NWM ZOM GP, LLC(2)	Delaware	100.00

NORTHWESTERN MUTUAL CORPORATE STRUCTURE(1) (as of February 1, 2017)
Olive, Inc.(2)	Delaware	100.00
Osprey Links Golf Course, LLC(2)	Delaware	100.00
Osprey Links, LLC(2)	Delaware	100.00
Park Ridge Corporate Center, LLC(2)	Delaware	100.00
Piedmont Center, 1-4 LLC(2)	Delaware	100.00
Piedmont Center, 15 LLC(2)	Delaware	100.00
Plantation Oaks MHC-NM, LLC(2)	Delaware	100.00
Promenade at Clifton LLC(2)	Delaware	100.00
RE Corp.(2)	Delaware	100.00
Regina International Sales, Inc.(2)	U.S. Virgin Islands	100.00
Russet, Inc.(2)	Delaware	100.00
Scotty, LLC(2)	Delaware	100.00
Solar Resources, Inc.(2)	Wisconsin	100.00
Stadium and Arena Management, Inc.(2)	Delaware	100.00
Tapestry Condominium Owners Association, Inc. (2)	Tennessee	100.00
Trade Street Associates I, LLC(2)	Delaware	100.00
Tupelo, Inc.(2)	Delaware	100.00
Two Con Holdings, LLC(2)	Delaware	100.00
Two Con SPE, LLC(2)	Delaware	100.00
Two Con, LLC(2)	Delaware	100.00
Ventura Lakes MHC-NM, LLC(2)	Delaware	100.00
Walden OC, LLC(2)	Delaware	100.00
Warren Corporate Center, LLC(2)	Delaware	100.00
West Huron Joint Venture(2)	Washington	100.00
White Oaks, Inc.(2)	Delaware	100.00
Windwood Drive Ann Arbor, LLC(2)	Delaware	100.00

(1)	Certain subsidiaries are omitted on the basis that, considered in the aggregate at year end 2016, they did not constitute a significant subsidiary as defined by Regulation S-X. Certain investment partnerships and limited liability companies that hold real estate assets of The Northwestern Mutual Life Insurance Company are not represented.

(2)	Subsidiary included in the consolidated financial statements.

(3)	Northwestern Mutual Series Fund, Inc. consists of 27 series of capital stock, each a separate investment portfolio (the “Portfolios”). The Portfolios consist of: Growth Stock Portfolio, Focused Appreciation Portfolio, Large Cap Core Stock Portfolio, Large Cap Blend Portfolio, Index 500 Stock Portfolio, Large Company Value Portfolio, Domestic Equity Portfolio, Equity Income Portfolio, Mid Cap Growth Stock Portfolio, Index 400 Stock Portfolio, Mid Cap Value Portfolio, Small Cap Growth Stock Portfolio, Index 600 Stock Portfolio, Small Cap Value Portfolio, International Growth Portfolio, Research International Core Portfolio, International Equity Portfolio, Emerging Markets Equity Portfolio, Government Money Market Portfolio, Short-Term Bond Portfolio, Select Bond Portfolio, Long-Term U.S. Government Bond Portfolio, Inflation Protection Portfolio, High Yield Bond Portfolio, Multi-Sector Bond Portfolio, Balanced Portfolio, Asset Allocation Portfolio.

Item 29.   Indemnification

(a) That portion of the By-laws of the Depositor, Northwestern Mutual, relating to indemnification of Trustees and officers is set forth in full in Article VII of the By-laws of Northwestern Mutual, amended by resolution and previously filed as Exhibit A(6)(b) to the registration statement of Northwestern Mutual Variable Life Account (File No. 333-59103) on July 15, 1998.

(b) Section 10 of the Distribution Agreement dated May 1, 2006 between Northwestern Mutual and Northwestern Mutual Investment Services, LLC (“NMIS”) provides substantially as follows:

B. Indemnification by Company. The Company agrees to indemnify, defend and hold harmless NMIS, its successors and assigns, and their respective officers, directors, and employees (together referred to as “NMIS Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which NMIS and/or any NMIS Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by the Company and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of NMIS or for which NMIS is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material.

This indemnification shall be in addition to any liability that the Company may otherwise have; provided, however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

C. Indemnification by NMIS. NMIS agrees to indemnify, defend and hold harmless the Company, its successors and assigns, and their respective officers, trustees or directors, and employees (together referred to as “Company Related Persons”), from any and all joint or several losses, claims, damages or liabilities (including any reasonable investigative, legal and other expenses incurred in connection with, and any amounts paid in settlement of, any action, suit or proceeding or any claim asserted), to which the Company and/or any Company Related Persons may become subject, under any law, regulation or NASD rule, at common law or otherwise, that arises out of or are based upon (i) any breach of this Agreement by NMIS and (ii) any untrue statement of or omission to state a material fact (except for information supplied by or on behalf of the Company or for which the Company is responsible) contained in any Registration Statement, Contract prospectus, SAI or supplement thereto or in any Marketing Material, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon information furnished in writing by NMIS to the Company specifically for use in the preparation of the aforesaid material.

This indemnification shall be in addition to any liability that NMIS may otherwise have; provided however, that no person shall be entitled to indemnification pursuant to this provision for any loss, claim, damage or liability due to the willful misfeasance, bad faith or gross negligence or reckless disregard of duty by the person seeking indemnification.

D. Indemnification Generally. Any person seeking indemnification under this section shall promptly notify the indemnifying party in writing after receiving notice of the commencement of any action as to which a claim for indemnification will be made; provided, however, that failure to so notify the indemnifying party shall not relieve such party from any liability which it may have to such person otherwise than on account of this section.

The indemnifying party shall be entitled to participate in the defense of the indemnified person but such participation will not relieve such indemnifying party of the obligation to reimburse the indemnified party for reasonable legal and other expenses incurred by such party in defending himself, herself or itself.

Item 30.  Principal Underwriters

(a) NMIS is the principal underwriter of the securities of the Registrant. NMIS is also the principal underwriter for the NML Variable Annuity Account A (811-21887), the NML Variable Annuity Account B (811-1668), the NML Variable Annuity Account C (811-21886), and the Northwestern Mutual Variable Life Account II (811-21933).

(b) As of February 1, 2017, the directors and officers of NMIS are as follows:

Name	Position
Rebekah B. Barsch	Vice President, Planning and Sales
Pency P. Byhardt	Vice President, Annuity Operations
Michael G. Carter	NMIS Board Director
Linda C. Donahue	NMIS Anti-Money Laundering (AML) Officer
Bradley L. Eull	Secretary
Don P. Gehrke	Director, Retail Investment Operations
Timothy J. Gerend	NMIS Board Director and Senior Vice President, Distribution Growth and Development
John M. Grogan	NMIS Board Director and Senior Vice President, Insurance and Investment Products
David P. Harley	Director, Investment Services
Ronald P. Joelson	NMIS Board Director
Jennifer W. Murphy	Director, NMIS Home Office Supervision/Administration
Jeffrey J. Niehaus	Director – Strategy Planning and Partnerships
Gregory C. Oberland	Executive Officer, Distribution Growth and Development, Sales and Marketing
Jennifer O’Leary	Treasurer and Financial and Operations Principal
Travis T. Piotrowski	Vice President, Policyowner Services
Daniel A. Riedl	Vice President, Chief Operating Officer
Bethany M. Rodenhuis	Senior Vice President, Distribution Strategy and Finance
Calvin R. Schmidt	NMIS Board Director and Senior Vice President, Integrated Operations
Sarah R. Schneider	Vice President, New Business
Sarah E. Schott	Vice President, Enterprise Compliance
David W. Simbro	Senior Vice President, Life and Annuity Product
Todd W. Smasal	Director, Human Resources
David G. Stoeffel	NMIS Board Director, President and Chief Executive Officer
Susan Limbach	Assistant Treasurer
Kellen A. Thiel	Director, Investment Products
Jeffrey B. Williams	Vice President, NMIS Compliance, and Chief Compliance Officer
Brian D. Wilson	Vice President, National Sales
Terry Young	Assistant Secretary

The address for each director and officer of NMIS is 611 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(c) NMIS, the principal underwriter, received $3,053,234 of commissions and other compensation, directly or indirectly, from Registrant during the last fiscal year.

Item  31.  Location of Accounts and Records

All accounts, books or other documents required to be maintained in connection with the Registrant’s operations are maintained in the physical possession of Northwestern Mutual at 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item  32.  Management Services

There are no management-related service contracts, other than those referred to in Part A or Part B of this Registration Statement, under which management-related services are provided to the Registrant and pursuant to which total payments of $5,000 or more were made during any of the last three fiscal years.

Item  33.  Fee Representation

The Northwestern Mutual Life Insurance Company hereby represents that the fees and charges deducted under the variable life insurance policies which are the subject of this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company under the policies.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Northwestern Mutual Variable Life Account, has duly caused this Amended Registration Statement to be signed on its behalf, in the City of Milwaukee, and State of Wisconsin, on the 25th day of July, 2017.

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT (Registrant)

By	THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ RAYMOND J. MANISTA	By:	/s/ JOHN E. SCHLIFSKE
	Raymond J. Manista,		John E. Schlifske,
	Senior Vice President, General Counsel and Secretary		Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the Depositor on the 25th day of July, 2017.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY (Depositor)

Attest:	/s/ RAYMOND J. MANISTA	By:	/s/ JOHN E. SCHLIFSKE
	Raymond J. Manista,		John E. Schlifske,
	Senior Vice President, General Counsel and Secretary		Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amended Registration Statement has been signed below by the following persons in the capacities with the Depositor and on the dates indicated:

Signature	Title

Chairman, Trustee and
/s/ JOHN E. SCHLIFSKE	Chief Executive Officer;
John E. Schlifske	Principal Executive Officer

Executive Vice President and
/s/ MICHAEL G. CARTER	Chief Financial Officer;
Michael G. Carter	Principal Financial Officer

/s/ TODD JONES	Vice President and Controller;
Todd Jones	Principal Accounting Officer

/s/ John N. Balboni*	Trustee
John N. Balboni

/s/ Nicholas E. Brathwaite*	Trustee
Nicholas E. Brathwaite

/s/ David J. Drury*	Trustee
David J. Drury

/s/ Connie K. Duckworth*	Trustee
Connie K. Duckworth

/s/ James P. Hackett*	Trustee
James P. Hackett

/s/ P. Russell Hardin*	Trustee
P. Russell Hardin

/s/ Hans Helmerich*	Trustee
Hans Helmerich

/s/ Dale E. Jones*	Trustee
Dale E. Jones

/s/ David J. Lubar*	Trustee
David J. Lubar

/s/ Anne M. Paradis*	Trustee
Anne M. Paradis

/s/ Ulice Payne, Jr.*	Trustee
Ulice Payne, Jr.

/s/ John E. Schlifske*	Trustee
John E. Schlifske

/s/ Mary Ellen Stanek*	Trustee
Mary Ellen Stanek

/s/ S. Scott Voynich*	Trustee
S. Scott Voynich

/s/ Ralph A. Weber*	Trustee
Ralph A. Weber

/s/ Benjamin F. Wilson*	Trustee
Benjamin F. Wilson

*By:	/s/ JOHN E. SCHLIFSKE
John E. Schlifske, Attorney in fact,
pursuant to the Power of Attorney filed February 17, 2017.

Each of the signatures is affixed as of July 25, 2017.

EXHIBIT INDEX

EXHIBITS FILED WITH FORM N-6

POST-EFFECTIVE AMENDMENT NO. 31 TO

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FOR

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

Exhibit	Description
(q)	Memorandum Describing Issuance, Transfer and Redemption Procedures	Filed herewith